UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number:  001-39034

BELLUS HEALTH INC.

(Name of registrant)

275 Armand-Frappier Blvd.

Laval, Québec

H7V 4A7

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.

Date: March 23, 2020	By:	/s/ François Desjardins
		Name:	François Desjardins
		Title:	Vice President, Finance

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Asset Purchase and Sale Agreement, dated March 23, 2020.
99.2	News Release dated March 23, 2020. BELLUS Health Announces Transaction to Acquire Remaining Intellectual Property Rights to BLU-5937 from adMare BioInnovations.